Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

July 18, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s signs non-exclusive patent licensing agreement with Takeda to commercialise Vonoprazan, a novel gastrointestinal drug, in India”.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034, Telangana, India.	RICHA PERIWAL richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s signs non-exclusive patent licensing agreement with Takeda to commercialise Vonoprazan, a novel gastrointestinal drug, in India

Hyderabad India; July 18th, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), today announced that it has entered into a non-exclusive patent licensing agreement with Takeda Pharmaceutical Company Limited (“Takeda”) to commercialise Vonoprazan tablets in India. Vonoprazan is a novel, orally active potassium competitive acid blocker (PCAB), used to treat reflux esophagitis and other acid peptic disorders. Dr. Reddy’s will market Vonoprazan tablets under its own trademark VONO™ to be available in two strengths, 10mg and 20mg.

Acid Peptic Disorders (APD), which include Gastroesophageal Reflux Disease (GERD) and Peptic Ulcer Disease (PUD), are very common in India. A pan-Indian cross-sectional survey of clinicians showed APD prevalence to be in the range of 37-39%. It is more common in the 18-59 age group, with heart burn and epigastric pain as common symptoms1.

M.V. Ramana, CEO – Branded Markets (India & Emerging Markets), Dr. Reddy’s, said, “For over three decades, patients and healthcare professionals have trusted our products in the gastrointestinal segment including well-known brands such as Omez®, Razo™ and others. Leveraging our expertise in this therapy area, we are pleased to make the first-in-class drug Vonoprazan (Vono™) available to patients in India. The non-exclusive patent licensing agreement with Takeda is part of our continuous efforts to make innovative medicines available to patients in India through strategic collaborations to meet unmet needs and enhance standard of care."

About Vonoprazan:

Vonoprazan is the first-in-class Potassium Competitive Acid blocker (PCAB), which suppresses the gastric acid secretion by inhibiting the proton pump potassium exchange. Compared to the traditional acid suppressing molecules like PPIs, Vonoprazan has unique attributes like Complete proton pump inhibition with 1st dose, longer duration of action resulting in effective control of Nocturnal Acid Breakthrough and meal independent dosing. Vonoprazan is proven to be effective and approved for the treatment of reflux esophagitis, gastric ulcer, duodenal ulcer, prevention of reoccurrence of gastric ulcer or duodenal ulcer during low-dose aspirin administration or NSAIDs administration, as an adjunct to Helicobacter pylori (H. pylori) eradication associated with: Gastric ulcer, duodenal ulcer, gastric MALT lymphoma, idiopathic thrombocytopenic purpura, the stomach after endoscopic resection of early stage cancer or Helicobacter Pylori gastritis2.

[1]	https://www.ijbcp.com/index.php/ijbcp/article/view/178/162

[2]	https://doi.org/10.1053/j.gastro.2018.01.018 and Prescribing information of Vonoprazan

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2024. The company assumes no obligation to update any information contained herein.